Intraop Medical Corporation
   570 Del Rey Avenue
   Sunnyvale CA 94085


March 30, 2006

Mr. Jay Webb and Mr. Dennis Hult
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington D.C. 20549

      RE: Intraop Medical Corporation
      Comment letter dated March 8, 2006 to
      Form 10-KSB for the fiscal year ended September 30, 2005
      Filed December 29, 2005
      File No. 000-49735

We are writing in response to the Commission's comment letter dated March 8, 2006 and the follow up phone conversion on March 27, 2006, with regard to the Form 10-KSB for the fiscal year ended September 30, 2005 of Intraop Medical Corporation filed December 29, 2005. As such, this letter restates and amends our previous response of March 16, 2006 and provides further clarification requested as per our phone conversation of March 27, 2006.

This letter has been filed via EDGAR as requested by the Commission, however we are providing you with these hard copies as a courtesy.

The numbered paragraphs below restate the numbered paragraphs in the Commission's comment letter, and the discussion set out below each such paragraph is our response to Commission's comment. We also addressed in a similar fashion the points raised during our phone conversation.

Our responses also reflect our understanding that because the changes described below would not result in a change to the financial statements of the Company as filed in our 10-KSB for the year ended September 30, 2005 and our 10-QSB for the quarter ended December 31, 2005, the additional or revised disclosures provided speak only to the Company's future periodic filings.

However, as we plan to file our September 30, 2005 and December 31, 2005 financials, as previously filed in our 10-KSB and 10-QSB filings respectively, as exhibits to our to-be-amended SB-2, we will amend the Management Analysis and Discussion and Risk Sections of the SB-2 as per the attached Exhibits 2 and 3, respectively, and add a Subsequent Events Footnotes to each of those financials as per Exhibit 4 hereto.

Comments received in letter dated March 16, 2006:
-------------------------------------------------

1. We note Section 5(b) of the 7% Convertible Debenture Agreement filed as
Exhibit 4.2 to your Form 8-K dated August 3 1,2005 outlines a make-hold provision that does not appear to meet the standard anti-dilution provisions outlined in EITF 05-2. As a result, it does not appear that 'the convertible debentures are conventional convertible pursuant to EITF 00-19. We note that the adjustments to the conversion price, in that instance, do not result from an equity restructuring transaction as defined SFAS 123. Please

(a) Tell us how you considered that provision in reaching your conclusion that the debt was conventional convertible, or revise your analysis accordingly.

Response to Comment 1 a):
-------------------------

Background:

Section 5 b) Subsequent Equity Sales, is an anti-dilution provision that allows for the automatic adjustment of the debenture holders' conversion price, and by extension, the number of shares their debentures would be converted into, should certain triggering events occur.

In our previous response letter to the Staff dated February 22, 2006, we had stated our reliance on paragraph 13 of EITF 05-02, footnote 3, which allowed for certain exemptions for `standard' anti-dilutive provisions. After discussions with the Staff and upon our own internal review, we have concluded that this exemption is unavailable to us.

Conclusion:

As a result, the 7% Convertible Debentures fail to meet the requirement of EITF 05-02 and are non-conventional debentures. Please see our response to Staff comment 1 b) for the effect of this change in classification.

1b) Tell us how, if any, a conclusion that the debt is not conventional convertible would impact the results of your analysis concerning the bifurcation and accounting of the embedded conversion feature of the debt.

Issue:

What treatment should the embedded conversion feature of the debt receive if the 7% convertible debentures are not deemed conventional convertible debt?

Analysis:

Paragraph II B 2 of the SEC Current Accounting and Disclosure Issues in the Division of Corporation Finance December 1, 2005 issue refers to paragraph 11(a) of SFAS 133 to evaluate the embedded conversion feature as a standalone derivative instrument. Paragraph 11(a) of SFAS 133 provides an exemption from FAS 133 reporting for "contracts issued or held by a reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder's equity on its statement of financial position".

As the 7% Convertible Debentures provide for conversion into our common stock, they clearly meet the requirements of 11(a)(1) of the exemption.

In considering 11(a)(2), whether the embedded conversion feature, if considered as a standalone instrument, would qualify for equity treatment, it must meet the definition set forth in paragraph 1 of EITF 00-19 of:

     o    Contracts that require physical settlement or net-share settlement
     o Contracts that give the company a choice of net-cash settlement or settlement on its own shares.

EITF 00-19 also requires that, to qualify as equity, an instrument must meet all the requirements of paragraph 12 to 32. EITF 00-19, however allows for an exception: "the requirements of paragraphs 12-32 of this issue do not apply if the hybrid contract is a conventional convertible debt instrument"

The convertible debts are not a conventional convertible debt instrument and therefore must be evaluated against the requirements of paragraph 12 to 32 of EITF 00-19. Failure to pass any one of the requirements would disallow equity treatment.

The Company believes that we meet the tests set forth because:

     -- There are no provisions of the debenture that require net-cash settlement of the conversion features and therefore the debentures meet the requirements of paragraphs 12, 13, 27 and 28.
     -- The debentures permit the Company to settle in unregistered shares and therefore the debentures meet the requirements of Paragraphs 14-18.
     -- As the debentures state an explicit conversion rate of $0.40 per share, and because any reset events are within the control of the Company, as explained with regard to paragraph 19 below, the debentures meet the requirements of paragraphs 20 - 24.
     -- The debentures contain no provisions requiring cash payments to the counterparties in the event the Company fails to make timely filings with the Commission and therefore the debentures meet the requirements of paragraph 25.
     -- The debentures contain on cash settled "top-off" or "make-whole" provisions and therefore the debentures meet the requirements of paragraph 26.
     -- No provision of the debentures provide that the debenture holders have rights that rank higher than those of the holders of the Company's common stock and therefore the debentures meet the requirements of paragraphs 29-31.

     -- There is no requirement in the debenture to post collateral at any point or for any reason and therefore the debentures meet the requirements of paragraph 32.

At the Staff's request, we present a more detailed evaluation of paragraph 19 of EITF 00-19:

         "The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding."

Authorized shares are 100,000,000. After taking into account the August Transactions and the Subsequent Transactions, issued and reserved shares per our 10-QSB for the period ended December 31, 2005 filed February 19, 2006, are:

                                                             December 31,
                                                                2005
                                                         ------------------

      Shares Outstanding                                      24,494,801

      2005 Equity Incentive Plan                               3,597,000

      Common stock warrants as filed                          23,023,174

      Warrants registration requirement overage                6,000,000

      Convertible debentures                                  22,750,000
                                                         ------------------
                         Total                                79,864,975
                                                         ==================

The Company has sufficient authorized shares to meet its current obligations.

Section 5(b) of the 7% Convertible Debentures provides for adjustment to the conversion price and by extension the number of shares the Company would be required to register should the Company:

         "...offer, sell, grant any option to purchase or offer, sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock, at an effective price per share less than the then Conversion Price..."

As all anti-dilution triggering events in this section are under the control of the Company, the requirements of paragraph 19 of EITF 00-19 are satisfied.

As the conversion features satisfy all requirements under EITF 00-19 they qualify under paragraph 11(a) of SFAS 133 scope exemption and must be treated as equity.

Conclusion

Although the 7% Convertible Debentures are not conventional convertible debt (as explained in answer to comment 1(a), the embedded conversion feature of the debt qualifies under the scope exemption of paragraph 11(a) of SFAS 133. Accordingly, the conversion feature must be treated as equity.

1(c) Revise your future filings to clearly describe the conditions that could cause the conversion rate to be adjusted.

See Exhibit 1 attached for a form of the notes which will be included in any restatements or future filings.

2. Revise the notes to your financial statements in your future filings to provide clear disclosure of accounting policy and view taken under EITF 05-04, including accounting for the registration rights agreements as derivative liabilities. Future filings should also include full disclosure of the significant terms of the registration rights agreement, the method used to value the derivative as well as the value at inception and as of the end of each reporting period. If zero, your revised disclosure should indicate why.

See Exhibit 1 attached for a form of the notes which will be included in any restatements or future filings.

3. Revise the critical accounting estimates section of Management's Discussion and Analysis in your future filings to clearly disclose the methodology and significant estimates/assumptions used to value the derivative. If currently valued at zero, then explain why and tell investors how this could be different given different assumptions. In light of the on-going discussions surrounding EITF 05-04, please also include a clear discussion of the status of EITF 05-04 and the possible implications if a later consensus would require the registration rights to be considered as part of the debt and/or warrant agreements in Management's Discussion and Analysis as well as your critical accounting estimates section of your future filings.

See Exhibit 2 attached for a form of the notes which will be included in any restatements or future filings.

4. Tell us how you considered the registration rights included as part of the terms of the warrants granted to Stonegate in the analysis you performed to determine the appropriate classification of the warrants as equity or liability. We note that the warrant agreement grants to Stonegate registration rights identical to those that are granted to the purchasers in the placement. We also note that the placement agreement itself states that the "terms of the placement shall be set forth in subscription documents, including any stock purchase or subscription agreements, escrow agreement, registration rights agreements, warrant agreement.. ." Please explain your rationale for applying View C expressed in EITF 05-04 to this warrant agreement. We may have further comments after reviewing your response.

Response to Comment 4:
----------------------

Our response to comment 4 remains unchanged as per our prior response letter of March 16, 2006.

5. Finally, revise the risk factors and other sections of your Form SB-2 filed January 25,2006 to include discussions of the matters addressed in our above comments.

See Exhibit 3 attached.

Comments received during phone conversation of March 27, 2006.
--------------------------------------------------------------

1. Provide a more detailed description of what events could cause a reset in the price of the debentures and warrants and what would be the impact of such events on the conversion price.

Please see Exhibit 1, Note 4

2. Revise the disclosure as appropriate based on our re-evaluation of the treatment of the convertible debentures under EITF 00-19 and given the Staff's position that anti-dilutive provision such described in Section 5(b) of our debenture agreements may still be events within the control of the company.

Please see Exhibit 1, Note 4 and discussion of issue as an answer to comment 1b) above

3. Revise the disclosure on page 9 of 19 (and any other appropriate places) of our last response to better describe how our accounting for warrants and conversion features of the convertible debentures would change should 05-04 View C treatment not be available to us.

Please see Exhibit 1, "Recent Accounting Pronouncements" and Exhibit 2 and 3.

4. To the extent any amendments to the registration rights agreement have been executed, revise disclosure as appropriate to the period covered on pages 10, 13, 14, and 16 of our last response letter to reflect those amendments.

Please see Exhibit 1, Note 4 and Exhibit 2.

5. Revise the disclosure in the first paragraph of page 11 of the last response letter to delete the descriptions of View A/B treatment and better describe how we arrived at View C and its implications for our accounting.

Please see Exhibit 1, Note 4.

6. Revise disclosure on fist paragraph of page 12 of the response letter to state that changes in the value of the embedded derivative rather than just the "price of the security" will result in an adjustment to the fair value of the derivative instrument.

Please see Exhibit 1, Note 4.

7. Confirm/revise page 13 (and anywhere else affected) of the response letter to refer to the "relative fair value" of the warrants rather than the "fair value".

Please see Exhibit 1, Note 4.

8. Revise the Subsequent Events footnote on page 15 of the response by adding discussion of what value we assigned to the liquidated damages clause in light of both our inability to file as required and our ongoing discussions with the investors as to their willingness to waive the requirement.

Discussion of this valuation is now included as part of Note 4 to Exhibit 1, and
Exhibit 2.

9. Revise the bullet list at the bottom of page 11 of the response letter by a) combining bullets 1, 3, 5 into a single "conversion feature" and b) reevaluate whether bullets 2, 4, 6 truly are derivative features. Add disclosure explaining the valuation of these features.

Please see Exhibit 1, Note 4. Bullet points 2, 4 and 6 were removed as they do not represent derivative debt features.

Please feel free to contact me at 408-636-1020 x 106 or Regis Bescond, our Corporate Controller, at 408-636-1020 x 105 with any questions or comments.

Yours,


/s/ Howard Solovei
------------------
Howard Solovei
Chief Financial Officer

Cc:      Sam S. Berde
         David Pike
         Regis Bescond

                                    Exhibit 1
                                    ---------


The following would be added to the section headed "Recent Accounting Pronouncements":

In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04, liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2006, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with the issuance of the Company's senior and convertible debentures and the related warrants and registration rights, the Company adopted View C of EITF 05-04. Accordingly, the Registration Rights agreement, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the Registration Rights agreement and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. The Company believes that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), the debt features of the debentures and associated warrants previously classified as equity will have to be evaluated as a combined unit with the Registration Rights Agreement. This combination will result in these instruments being treated as derivative liabilities requiring periodic reevaluation of fair value with potentially significant fluctuation in fair value from period to period. Accordingly, this consensus could have a significant effect on the Company's financial statements.

"Note 4 - Borrowings" would be amended as follows:

Convertible debentures

In August 2005, the Company sold $2,500,000 of convertible debentures to certain investors. The debentures are convertible into the Company's common stock at $0.40 per share at the option of the debenture holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. As a further inducement, the Company granted the holders of the debentures warrants to purchase 3.125 million shares of the Company's common stock, expiring September 30, 2006, and warrants to purchase
3.125 million shares of the Company's common stock, expiring August 31, 2010. All warrants are exercisable at $0.40 per share

In October 2005, the Company sold an additional $2,500,000 of convertible debentures to certain investors. The debentures are convertible into Company common stock at $0.40 per share at the option of the note holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. As a further inducement, the Company granted the holders of the convertible debentures short-term warrants to purchase 3.125 million shares of its common stock, expiring November 2006, and warrants to purchase 3.125 million shares of its common stock, expiring October 2010. All warrants are exercisable at $0.40 per share.

In November 2005, the Company sold an additional $2,000,000 of convertible debentures to certain investors. The debentures are convertible to Company common stock at $0.40 per share at the option of the note holders and bear interest at 7% per annum, payable quarterly. The debentures have a term of three years with principal due in full at maturity. As a further inducement, the Company granted the holders of the convertible debentures short-term warrants to purchase 2.5 million shares of its common stock expiring December 4, 2006 and warrants to purchase 2.5 million shares of its common stock expiring November 4, 2010. All warrants are exercisable at $0.40 per share.

The convertible debentures and associated warrants include a price reset provision. Under this provision the conversion price of the debentures and the exercise price of the warrants would be adjusted to take into account the effect of certain dilutive events. The price reset provision of the convertible debentures and associated warrants would be triggered if the following events occur:

     o the payment of a dividend in the form of common stock or other equivalent equity security, or the occurrence of a stock split, reverse stock split, or reclassification of common stock. Upon such event, the conversion price of the debentures and the exercise price of the warrants would be adjusted by a percentage equal to the percentage of the Company outstanding common shares prior to the event over the Company outstanding common shares and other equivalent equity securities after the event.
     o the re-pricing, sale, or right to re-price or buy the Company's common stock or equivalent instrument at a price less than the conversion price. Upon such event, the conversion price of the debentures and the exercise price of the warrants would be adjusted to the price of the Company common stocks or other equivalent equity securities involved in the triggering event.
     o the making of distribution of cash, evidence of indebtedness, cash other or other assets, or rights to any equity securities to the holders of the Company's common stock. Upon such event, the conversion price of the debentures and the exercise price of the warrants would be adjusted by a percentage equal to the percentage change in the Company common stock price resulting from this event.
     o the occurrence of a transaction for the merger, sale, tender offer, or recapitalization of the Company. Upon such event, the conversion price of the debentures and the exercise price of the warrants would be adjusted to allow the holders of the convertible debentures to receive upon conversion, the same consideration received by the holder of the Company common stocks at the time of the triggering event.

Pursuant to the registration rights agreements with the holder of the convertible debentures dated August 31, 2005 and October 25, 2005, (the "Registration Rights Agreement"), the Company agreed to file by September 30, 2005 and November 24, 2005 respectively, a resale registration statement covering the resale of the shares issuable to the investors upon the conversion of their debt and the exercise of their warrants. At inception, the Registration Rights Agreement required the Company to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005 and November 24, 2005 respectively, or
     o the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five trading days of the date that the Company is notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for a registration statement to be declared effective, or
     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005 and February 22, 2006 respectively, or
     o after, December 29, 2005 and February 22, 2006 respectively a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Seven day late payment of the damages is subject to interest at an annual rate of 18%. At [period end date] the Company determined the maximum potential liquidated damages to be approximately, $[TBD].

The Company evaluated the liquidated damages feature of the Registration Rights Agreement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The liquidated damages qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be recorded as derivative financial instruments. Further, in accordance with EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the Company also evaluated whether the Registration Rights Agreement, the convertible debentures, and associated warrants should be combined into and accounted for as a single unit or accounted for as separate financial agreements. In considering the appropriate treatment of these instruments, the Company observed that:

     o Although entered into contemporaneously, the agreements are nevertheless separate legal agreements.
     o Payment of the liquidated damages penalty under the Registration Rights Agreement does not alter the investor's rights under either the warrant or debenture agreements. The debentures and warrants have values which are based on their interest rate and the relation between their conversion price or exercise price and the value of the Company's common stock. This value is independent of any payment for liquidated damages under the Registration Rights Agreement, which is based on how long the shares are unregistered.

     o The two agreements do not relate to the same risk. The risk inherent in the debentures relates to the Company ability to repay these instruments as and when they come due or to the extent converted into common stock, to the price of the Company's common stock. The warrants similarly bear risk related to the value of the Company common stock. The liquidated damages penalty under the registration rights agreement relates to the risk of the Company filing a registration statement and having it declared effective.

Thus, in light of the above facts and circumstances and accordance with guidance in EITF 05-4, View C, the Company evaluated and treated the Registration Rights Agreement, convertible debentures and associated warrants as separate free standing agreements.

At issuance of the convertible debentures on August 31, 2005, October 31, 2005 and November 4, 2005, the Company assigned no initial fair value to the Registration Rights Agreement. In subsequent periods, the carrying value of the derivative financial instrument related to the registration rights agreement will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

The estimated fair value of the Registration Rights Agreement was determined using the discounted value of the expected future cash flows. At [period end date], the Company [was/was not] able to file a registration statement with the SEC as required by the Registration Rights Agreement. [On waiver date, the Company did however obtain a waiver from the holders of the convertible debentures to extend the required filing and effectiveness date of the registration statement to extension date and to waive all amounts potentially due under the liquidated damages clause through date.] The Company believes that, in the future, it will be able to meet the registration requirements of the registration rights agreement and that in the event it cannot, and assuming the Company is making reasonable efforts to file and have a registration statement declared effective, the holders of the debentures will waive the liquidated damages required under the registration rights agreement. As a result, at [period end date], the Company assigned no value to the potential liquidated damages.

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"), certain features of the convertible debentures are not clearly and closely related to the characteristics of the convertible debentures. SFAS133 requires that, unless they qualify under a scope exemption, these features be recorded as derivative financial instruments. In accordance with the guidelines provided by SFAS133 and EITF 00-19, the following convertible debentures features qualified for a scope exemption under SFAS133 and were recorded as equity instrument:

     o Beneficial conversion features: these debentures are convertible at the option of the holder with the following provisions:
          o    the conversion can be at anytime on or prior to maturity.
          o holder's of the convertible debentures are subject to certain conversion restrictions
          o the conversion price is subject to a conversion price reset provision

The value of the beneficial conversion features was limited to the relative fair value of the debentures, $[TBD], and will be amortized to interest over the life of the debentures.

The estimated fair value of the debenture conversion features was determined using the Black Scholes methodology with the following assumptions:

                                          [X] months ended
                                          [Period End Date]
                                      -------------------------
Expected life (in years)
Risk-free interest rate
Expected volatility
Expected dividend yield


The following convertible debentures features did not qualify for a scope exception under SFAS133. Accordingly, they were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments:

     o    Debt acceleration provision upon default

At issuance of the convertible debentures on August 31, 2005, October 31, 2005 and November 4, 2005, the derivative features of the convertible debentures had no initial fair value as the Company estimated the probability of occurrence of these features to be nil or extremely low. In subsequent periods, the carrying value of the derivative financial instrument related to the derivative features of the convertible debentures will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

As of [Period end date], the Company assigned [TBD] value to the derivative features of the convertible debentures as the Company believes the probability of occurrence of a default under the debentures to be [TBD].

The estimated fair value of the derivative features was determined using the probability weighted averaged expected cash flows methodology. Accordingly, the fair value of the derivative features can fluctuate significantly based on changes in the Company estimates of the probability of occurrence of a default on the debentures and their then outstanding balance.

The estimated fair value of the derivative features at issuance and at [period end date] is as follows:

  Estimated fair of derivative features at issuance:
  Convertible debentures - August 2005
  Convertible debentures - October 2005
  Convertible debentures - November 2005
                                                                    ------------

  Total Estimated fair value of derivative features at issuance:
                                                                    ============

  Estimated fair value of derivative features at [period end date]:
  Convertible debentures - August 2005
  Convertible debentures - October 2005
  Convertible debentures - November 2005
                                                                    ------------

  Estimated fair value of derivative features at [period end date]:

                                                                    ------------

  Other income (expense) from adjustment to fair value of
   convertible debentures derivative features, for the [X] months ended [period end]
  Convertible debentures - August 2005
  Convertible debentures - October 2005
  Convertible debentures - November 2005
                                                                    ------------
  Total Other income (expense) from adjustment, [X] months ended
   [period end date]
                                                                    ============

The fair value of the warrants issued was determined using the Black-Scholes option-pricing model.

The relative fair value of the warrants, the debentures conversion feature and the debentures derivative features were recorded as a note discount and will be amortized to interest over the life of the debentures. At [Period End Date] the outstanding principal balance of the convertible debentures was $7,000,000 and the unamortized note discount was as follows:

  Relative fair value of warrants allocated to note discount
  Convertible debentures - August 2005
  Convertible debentures - October 2005
  Convertible debentures - November 2005
                                                                    ------------

  Total relative fair value of warrants allocated to note
   discount
  Less accumulated amortization
                                                                    ------------

  Note discount related to warrants, net
                                                                    ============

  Relative fair value of conversion features allocated to note discount
  Convertible debentures - August 2005
  Convertible debentures - October 2005
  Convertible debentures - November 2005
                                                                    ------------

  Total relative fair value of conversion features allocated to note discount
  Less accumulated amortization
                                                                    ------------

  Note discount related to conversion features, net
                                                                    ============

  Relative fair value of derivative feature allocated to note discount
  Convertible debentures - August 2005
  Convertible debentures - October 2005
  Convertible debentures - November 2005
                                                                    ------------

  Total derivative feature allocated to note discount
  Less accumulated amortization
                                                                    ------------

  Note discount related to derivative feature, net
                                                                    ============


           Senior secured debentures

In August 2005, the Company sold $2,000,000 of senior secured debentures to certain investors. The debentures bear interest at 10% per annum, payable monthly, and have three year term. Principal in the amount of $27,778 of the original principal is due monthly, with the remaining balance due at maturity. The debentures are secured by a blanket security interest in the Company's assets. In addition, the Company issued 1,600,000 shares of its common stock to the holders of the debentures as security for the debentures, which the Company estimated had a fair market value of $0.55 per share. As a further inducement, the Company granted the holders of the debentures warrants to purchase 2.5 million shares of its common stock at an exercise price of $0.40 per share with an expiration date of August 31, 2010.

The warrants associated with the senior debentures include a price reset provision. Under this provision the exercise price of the warrants would be adjusted to take into account the effect of certain dilutive events. The price reset provision of the warrants associated with the senior debentures would be triggered if the following events occur:

     o the payment of a dividend in the form of common stock or other equivalent equity security, or the occurrence of a stock split, reverse stock split, or reclassification of common stock. Upon such event, the exercise price of the warrants would be adjusted by a percentage equal to the percentage of the Company outstanding common shares prior to the event over the Company outstanding common shares and other equivalent equity securities after the event.

     o the re-pricing, sale, or right to re-price or buy the Company's common stock or equivalent instrument at a price less than the conversion price. Upon such event, the exercise price of the warrants would be adjusted to the price of the Company common stocks or other equivalent equity securities involved in the triggering event.

     o the making of distribution of cash, evidence of indebtedness, cash other or other assets, or rights to any equity securities to the holders of the Company's common stock. Upon such event, the exercise price of the warrants would be adjusted by a percentage equal to the percentage change in the Company common stock price resulting from this event.

     o the occurrence of a defined event of default under the senior debentures, upon which event the exercise price of the warrants would be reduced to one cent per share.

     o the occurrence of a transaction for the merger, sale, tender offer, or recapitalization of the Company. Upon such event, the exercise price of the warrants would be adjusted to allow the holders of the warrants to receive upon conversion, the same consideration received by the holder of the Company common stocks at the time of the triggering event.

Pursuant to the Registration Rights Agreement with the holder of the senior debentures dated August 31, 2005, the Company agreed to file by September 30, 2005, a resale registration statement covering the resale of the shares issuable to the holders of the senior debentures upon the exercise of their warrants. At inception, the Registration Rights Agreement required the Company to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005, or
     o the Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five trading days of the date that the Company is notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, the Company fails to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required in order for a registration statement to be declared effective, or

     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005, or
     o after, December 29, 2005 a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days is subject to interest at an annual rate of 18%. At [period end date] the Company determined the maximum potential liquidated damages to be approximately, $[TBD].

The Company evaluated the liquidated damages feature of the Registration Rights Agreement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The liquidated damages qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be recorded as derivative financial instruments. Further, in accordance with EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", the Company also evaluated whether the Registration Rights Agreement, the senior debentures, and associated warrants should be combined into and accounted for as a single unit or accounted for as separate financial agreements. In considering the appropriate treatment of these instruments, the Company observed that:

     o Although entered into contemporaneously, the agreements are nevertheless separate legal agreements.
     o Payment of the liquidated damages penalty under the Registration Rights Agreement does not alter the investor's rights under either the warrant or debenture agreements. The debentures and warrants have values which are based on their interest rate and the relation between their conversion price or exercise price and the value of the Company's common stock. This value is independent of any payment for liquidated damages under the Registration Rights Agreement, which is based on how long the shares are unregistered.
     o The two agreements do not relate to the same risk. The risk inherent in the debentures relates to the Company ability to repay these instruments as and when they come due or to the extent converted into common stock, to the price of the Company's common stock. The warrants similarly bear risk related to the value of the Company common stock. The liquidated damages penalty under the registration rights agreement relates to the risk of the Company filing a registration statement and having it declared effective.

Thus, in light of the above facts and circumstances and accordance with guidance in EITF 05-4, View C, the Company evaluated and treated the Registration Rights Agreement, senior debentures and associated warrants as separate free standing agreements.

At issuance of the senior debentures on August 31, 2005, the Company assigned no initial fair value to the Registration Rights Agreement. In subsequent periods, the carrying value of the derivative financial instrument related to the registration rights agreement will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

The estimated fair value of the Registration Rights Agreement was determined using the discounted value of the expected future cash flows. At [period end date], the Company [was/was not] able to file a registration statement with the SEC as required by the Registration Rights Agreement. [On waiver date, the Company did however obtain a waiver from the holders of the senior debentures to extend the required filing and effectiveness date of the registration statement to extension date and to waive all amounts potentially due under the liquidated damages clause through date.] The Company believes that, in the future, it will be able to meet the registration requirements of the registration rights agreement and that in the event it cannot, and assuming the Company is making reasonable efforts to file and have a registration statement declared effective, the holders of the debentures will waive the liquidated damages required under the registration rights agreement. As a result, at [period end date], the Company assigned no value to the potential liquidated damages.

The relative fair value of the warrants was determined using the Black-Scholes option-pricing model and was recorded as a note discount and will be amortized to interest over the life of the debentures. At [Period End Date] the outstanding principal balance under the senior secured debentures was [$TBD] and the unamortized note discount was $[TBD].


"Note 9 - Warrants" would be amended as follows:

On August 31, 2005, the Company issued to the holders of its convertible debentures short-term warrants to purchase 3.125 million shares of its common stock, expiring September 30, 2006, and warrants to purchase 3.125 million shares of its common stock, expiring August 31, 2010. All warrants are exercisable at $0.40 per share. The Company determined that the relative fair value of the warrants was $[TBD]. The relative fair value of the warrants was recorded as a note discount and will be amortized to interest over the life of the convertible debentures.

On August 31, 2005, the Company issued five year warrants for 2.5 million shares of its common stock at an exercise price of $0.40 per share with an expiration date of August 31, 2010 to the holders of its senior secured debentures (see
Note 4). The Company determined that the relative fair value of the warrants was $[TBD]. The relative fair value of the warrants was recorded as a note discount and will be amortized to interest over the life of the senior secured debentures.

During the three months ended December 31, 2005, the Company issued to the holders of its convertible debentures short-term warrants to purchase 5.625 million shares of its common stock, with expiration dates between November 25, 2006 and December 4th, 2006 and warrants to purchase 5.625 million shares of its common stock, with expiration dates between October 25, 2010 and November 4th, 2010. All warrants are exercisable at $0.40 per share. The Company determined that the relative fair value of the warrants was $[TBD]. The relative fair value of the warrants was recorded as a note discount and will be amortized to interest over the life of the convertible debentures.

                                    Exhibit 2
                                    ---------


We entered into a registration rights agreement pursuant to our issuance of our senior and convertible debentures and warrants on August 31, 2005 and October 25, 2005. Pursuant to the registration rights agreement, we agreed to file a resale registration statement covering the resale of the shares issuable to the investors upon the exercise of their warrants and conversion of their debentures by September 30, 2005 and November 24, 2005 respectively. At inception, the Registration Rights Agreement required us to pay monthly liquidated damages if:

     o a registration statement is not filed on or prior to September 30, 2005 and November 24, 2005 respectively, or
     o we fail to file with the Securities and Exchange Commission a request for acceleration in accordance with Rule 461 promulgated under the Securities Act, within five trading days of the date that the we are notified by the Commission that a registration statement will not be "reviewed," or not subject to further review, or
     o prior to its effectiveness date, we fail to file a pre-effective amendment and otherwise respond in writing to comments made by the Commission in respect of such registration statement within 10 calendar days after the receipt of comments by or notice from the Commission that such amendment is required for a registration statement to be declared effective, or
     o a registration statement filed or required to be filed hereunder is not declared effective by the Commission by December 29, 2005 and February 22, 2006 respectively, or
     o after, December 29, 2005 and February 22, 2006 respectively a registration statement ceases for any reason to remain continuously effective as to all registrable securities for which it is required to be effective, or the investors are not permitted to utilize the prospectus therein to resell such registrable securities for 10 consecutive calendar days but no more than an aggregate of 15 calendar days during any 12-month period

The amount of monthly liquidated damages equals 2.0% of the aggregate purchase price paid by the investors for any registrable securities held by the investors. Late payment beyond seven days is subject to interest at an annual rate of 18%.

We evaluated the liquidated damages feature of the Registration Rights Agreement in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS 133"). The liquidated damages qualify as embedded derivative instruments at issuance and, because they do not qualify for any scope exception within SFAS 133, they were required by SFAS 133 to be recorded as derivative financial instruments. Further, in accordance with EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock", we also evaluated whether the Registration Rights Agreement, the senior and convertible debentures, and associated warrants should be combined into and accounted for as a single unit or accounted for as separate financial agreements. In considering the appropriate treatment of these instruments, we observed that:

     o Although entered into contemporaneously, the agreements are nevertheless separate legal agreements.
     o Payment of the liquidated damages penalty under the Registration Rights Agreement does not alter the investor's rights under either the warrant or debenture agreements. The debentures and warrants have values which are based on their interest rate and the relation between their conversion price or exercise price and the value of our common stock. This value is independent of any payment for liquidated damages under the Registration Rights Agreement, which is based on how long the shares are unregistered.

     o The two agreements do not relate to the same risk. The risk inherent in the debentures relates to our ability to repay these instruments as and when they come due or to the extent converted into common stock, to the price of our common stock. The warrants similarly bear risk related to the value of our common stock. The liquidated damages penalty under the registration rights agreement relates to the risk of Intraop filing a registration statement and having it declared effective.

Thus, in light of the above facts and circumstances and accordance with guidance in EITF 05-4, View C, we evaluated and treated the Registration Rights Agreement, senior and convertible debentures and associated warrants as separate free standing agreements.

At issuance of the senior and convertible debentures on August 31, 2005, the registration rights agreement had no initial fair value. In subsequent periods, the carrying value of the derivative financial instrument related to the registration rights agreement will be adjusted to its fair value at each balance sheet date and any change since the prior balance sheet date will be recognized as a component of other income/(expense).

The estimated fair value of the Registration Rights Agreement was determined using the discounted value of the expected future cash flows. At [period end date], we [were/were not] able to file a registration statement with the SEC as required by the Registration Rights Agreement. [On waiver date, we did however obtain a waiver from the holders of the senior and convertible debentures to extend the required filing and effectiveness date of the registration statement to extension date and to waive all amounts potentially due under the liquidated damages clause through date.] We believe that, in the future, we will be able to meet the registration requirements of the registration rights agreement and that in the event we cannot, and assuming we are making reasonable efforts to file and have a registration statement declared effective, the holders of the debentures will waive the liquidated damages required under the registration rights agreement. As a result, at [period end date], we assigned no value to the potential liquidated damages.

EITF 05-04 offers multiple views on the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2006, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and the related warrants and registration rights, we adopted View C of EITF 05-04. Accordingly, the Registration Rights agreement, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the Registration Rights agreement and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. We believe that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), the debt features of the debentures and associated warrants previously classified as equity will have to be evaluated as a combined unit with the Registration rights Agreement. This combination will result in these instruments being treated as derivative liabilities requiring periodic reevaluation of fair value with potentially significant fluctuation in fair value from period to period. Accordingly, this consensus could have a significant effect on our financial statements.

                                    Exhibit 3
                                    ---------


The preparation of our financial statements requires us to make estimates and assumptions and apply certain critical accounting policies that affect the reported amounts of our assets, liabilities, revenues and expenses.

These estimates and assumptions are based on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. These estimates and assumptions also require the application of certain accounting policies, many of which require estimates and assumptions about future events and their effect on amounts reported in the financial statements and related notes. We periodically review our accounting policies and estimates and makes adjustments when facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions. Any differences may have a material impact on our financial condition and results of operations.

In June 2005, the Financial Accounting Standards Board Emerging Issues Task Force issued EITF 05-04, "The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Under EITF 05-04, liquidated damages clauses may qualify as freestanding financial instruments for treatment as a derivative liability. Furthermore, EITF 05-04 addresses the question of whether a registration rights agreement should be combined as a unit with the underlying financial instruments and be evaluated as a single instrument. EITF 05-04 doesn't reach a consensus on this question and allows for treatment as a combined unit (Views A and B) as well as separate freestanding financial instruments (View C). On September 15, 2005, the FASB staff postponed further discussion of EITF 05-04. As of March 31, 2006, the FASB has still not rescheduled EITF 05-04 for discussion.

In conjunction with our issuance of senior and convertible debentures and the related warrants and registration rights, we adopted View C of EITF 05-04. Accordingly, the Registration Rights agreement, the warrants associated with the senior and convertible debentures, the debentures themselves, as well as certain features of the debentures were evaluated as stand alone financial instruments. This treatment resulted in classification of the warrants and certain features of the debentures as equity while the Registration Rights agreement and other features of the debentures were treated as derivative liabilities. Derivative liability treatment requires adjusting the carrying value of the instrument to its fair value at each balance sheet date and recognizes any change since the prior balance sheet date as a component of other income/(expense). The recorded value of such derivative liabilities can fluctuate significantly based on fluctuations of the market value of the underlying securities of the Company, as well as on the volatility of the Company's stock price during the term used for observation and the term remaining for the underlying financial instruments. We believe that should the FASB staff reach a consensus on EITF 05-04 and select combined unit treatment (View A or B), the debt features of the debentures and associated warrants previously classified as equity will have to be evaluated as a combined unit with the Registration rights Agreement. This combination will result in these instruments being treated as derivative liabilities requiring periodic reevaluation of fair value with potentially significant fluctuation in fair value from period to period. Accordingly, this consensus could have a significant effect on our financial statements.

We believe that the following accounting policies also fit the definition of critical accounting policies. We use the specific identification method to set reserves for both doubtful accounts receivable and the valuation of our inventory, and use historical cost information to determine our warranty reserves. Further, in assessing the fair value of option and warrant grants, we have valued these instruments based on the Black-Scholes model which requires estimates of the volatility of our stock and the market price of our shares, which in the absence of a market for shares, was based on estimates of fair value made by our Board of Directors.

                                    Exhibit 4
                                    ---------


Note X - Subsequent events footnote for periods ended September 30, 2005 and December 31, 2005 would be supplemented as follows:

Subsequent to the [period end date], the Company re-evaluated its classification of the convertible debentures as "conventional convertible debt instruments" under EITF 05-02 and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". Prior to the reevaluation, the convertible debentures were classified as liability while the features of the convertible debentures were classified as equity. The Company subsequently determined that the debentures were not "conventional convertible debt instruments" requiring the convertible debentures and related debt features to be evaluated in accordance with SFAS 133 and EITF 00-19. In accordance with the guidelines provided by SFAS 133 and EITF 00-19, the default acceleration provisions of the convertible debentures did not qualify for a scope exemption under SFAS 133 and were required by SFAS 133 to be accounted for separately from the debt instrument and recorded as derivative financial instruments. SFAS133 requires periodic reevaluation of fair value of derivative financial instruments with potentially significant fluctuation in fair value from period to period. As of [period end date], the Company assigned no fair value to the derivative features of the convertible debentures as the Company estimated the probability of occurrence of the events to be nil or extremely low. Accordingly, the change in the Company classification of the convertible debentures had no material impact on the Company financial statements presented at [period end date]. The Company will modify its disclosures related to the convertible debenture in its future filings.